Paygevity Inc.



Annual Report

142 West 57th Street, 11th Floor

New York, NY 10019

(646) 585 – 6262

www.paygevity.com

This Annual Report is dated April 8, 2019.

BUSINESS

Paygevity enables corporations to optimize their working capital management by extending their payment terms. At the same time, Paygevity, with the assistance from its 3rd-Party funding partners, provides the corporation's suppliers with fast access to cash at slight discounts. Through financial innovation and technology, Paygevity's supply chain financial technology payment program enables corporations and their suppliers to reach their working capital goals.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2018 Compared to 2017

As a startup, the company has not generated revenues for the fiscal periods 2017 and 2018. However, the company has used some of the proceeds it has raised in prior offerings to complete the development of its work flow payment platform. At the current time, this work flow payment platform is live and ready to be deployed into the ERP systems (i.e. SAP, Oracle, etc.) of our clientele. In addition, the company has recognized SG&A expenses in the ordinary course of its business.

As a startup, Paygevity's cash from convertible note investors is being used for SG&A as well as expenses related primarily to the internal development of its technology platform.

Selling expenses are payments going to sales representatives. Selling expenses increased by 3.00% from 2017 to 2018. The cause of this increase was that more salespeople were representing the company. This increasing trend is expected to continue in the future.

Tech development expenses significantly increased from 2017 to 2018. The cause for this increase was due to management's decision to cancel its third-party technology service contract. Management has brought the development of Paygevity's technology platform in-house.

Tech development expenses are expected to significantly increase in the future because the in-house development of the company's platform will give the company more control and agility for future tech developments and enhancements.

Net cash used by operating activities significantly increased from 2017 to 2018 due to higher selling expenses.

Net cash used by investing activities significantly increased from 2017 to 2018 due to higher internal investment into Paygevity's technology platform.

Liquidity and Capital Resources

At December 31, 2018, the Company had cash of $100,000. In 2019, the Company intends to raise additional funds through another convertible note offering.

Debt

At December 31, 2018, the Company had long term debt of $1,711,550.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFCANT EMPLOYEES

Our directors and executive officers, as of the date hereof, are as follows:

CEO:	Neil Rothenberg
President:	Louis Young
CTO:	William Christian, PhD
COO:	Masa Sakairi

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and include voting or investment power with respect to shares beneficially owned.

Title of Class	Name and Address of Beneficial Owner	Percent of Class
Common Stock	Neil Rothenberg 315 East 86th St. Apt. 19FE New York, NY 10028	90%
Common Stock	All current officers and directors as a group	10%

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions.

OUR SECURITIES

Our authorized capital stock consists of 1,000 shares of common stock, par value $10.00 per share. As of December 31, 2018, 1,000 shares of common stock are outstanding.

What it Means to be a Minority Holder

As a minority holder, you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;
(2) to an accredited investor;
(3) as part of an offering registered with the SEC; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

Paygevity, Inc.



By: _____

Neil Rothenberg

Chief Executive Officer

EXHIBIT A

Paygevity, Inc.

FINANCIAL STATEMENTS
(UNAUDITED)

FOR THE YEARS ENDED

December 31, 2017

AND

December 31, 2018

Paygevity, Inc.

Index to Financial Statements

(unaudited)

Paygevity, Inc.
BALANCE SHEET
For the Years Ending December 31st
(unaudited)

ASSETS		2017		2018
Cash	$	360,000.0	$	100,000.0
Property and Equipment, net	$	15,000.0	$	25,000.0
Platform and Product in Development	$	32,500.0	$	579,550.0
Intangible Assets	$	704,650.0	$	708,000.0
TOTAL ASSETS	$	1,112,150.0	$	1,412,550.0
LIABILITIES				
Accounts Payable	$	22,500.0	$	5,000.0
Long Term Debt	$	1,322,000.0	$	1,711,550.0
TOTAL LIABILITIES	$	1,344,500.0	$	1,716,550.0
STOCKHOLDERS EQUITY				
Deficit	$	(232,350.0)	$	(304,000.0)
TOTAL LIABILITIES and STOCKHOLDERS EQUITY	$	1,112,150.0	$	1,412,550.0

Paygevity, Inc.
STATEMENTS OF OPERATIONS
For the Years Ending December 31st
(unaudited)

INCOME STATEMENT		2017		2018
Revenues		-		-
Selling Expenses	$	200,000.0	$	206,000.0
Marketing Expenses	$	11,000.0	$	2,000.0
T&E Expenses	$	4,000.0	$	5,000.0
Tech Development Expenses	$	7,350.0	$	80,000.0
Administration Expenses	$	10,000.0	$	11,000.0
Total Expenses	$	232,350.0	$	304,000.0
Net Income	$	(232,350.0)	$	(304,000.0)

Paygevity, Inc.
STATEMENTS OF STOCKHOLDERS' EQUITY
(unaudited)

COMMON STOCK		
	SHARES	AMOUNT
19-Feb-15		
Common Stock		
Issuance to Founder	1,000	$ 10.00
31-Dec-15	1,000	$ 10.00
Common Stock		
31-Dec-16	1,000	0
Common Stock		
31-Dec-17	1,000	0
Common Stock		
31-Dec-18	1,000	0

Paygevity, Inc.
STATEMENTS OF CASH FLOWS
For the Years Ending December 31st
(unaudited)

STATEMENT OF CASH FLOWS	2017	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Operating Loss	$ (232,350.0)	$ (304,000.0)
Increase (Decrease) in Accounts Payable	$ 22,500.0	$ (17,500.0)
NET CASH (USED) BY OPERATING ACTIVITIES	$ (209,850.0)	$ (321,500.0)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Fixed Assets	$ (15,000.0)	$ (3,500.0)
Platform and Product in Development	$ (32,500.0)	$ (200,000.0)
Licensing Fees	$ (25,500.0)	$ (25,500.0)
Organizational and Trademark Costs	$ (52,000.0)	$ (100,545.0)
NET CASH (USED) BY INVESTING ACTIVITIES	$ (125,000.0)	$ (329,545.0)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from Convertible Debt	$ 546,500.0	$ 409,550.0
Convertible Debt Acquisition Costs	$ (10,930.0)	$ (18,505.0)
NET CASH PROVIDED BY FINANCING ACTIVITIES	$ 535,570.0	$ 391,045.0
NET INCREASE (DECREASE) IN CASH	$ 200,720.0	$ (260,000.0)
CASH AT BEGINNING OF YEAR	$ 159,280.0	$ 360,000.0
CASH AT END OF YEAR	$ 360,000.0	$ 100,000.0

NOTE 1 – NATURE OF OPERATIONS

Paygevity, Inc. was formed on February 19, 2015 ("Inception") and incorporated in the State of Delaware. The financial statements of Paygevity Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, NY.

Paygevity enables corporations to optimize their working capital management by extending their payment terms. At the same time, Paygevity, with the assistance from its 3rd-Party funding partners, provides the corporation's suppliers with fast access to cash at slight discounts. Through financial innovation and technology, Paygevity's supply chain financial technology payment program enables corporations and their suppliers to reach their working capital goals.

Paygevity's PromptPay platform allows corporation's to fund early payments to their supply chain without ever using their own corporate cash. Corporations get to offer their supply chain a portal that serves as their suppliers funding source whenever they need cash the most.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and December 31, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from fees collected from supplier invoices that elect to receive discounted early payment (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and DE state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

As of December 31, 2018, the Company has outstanding convertible promissory notes for an aggregate total of $1,711,550.0. The composition is as follows:

(1) $635,000 in promissory notes. These promissory notes bear pay-in-kind interest of 4.00% per year and convert to equity when the Company raises $1.0 million or more in a Qualified Equity Financing, with a 17.5% discount on the conversion price.

(2) $889,550 in promissory notes. These promissory notes bear pay-in-kind interest of 4.00% per year and convert to equity when the Company raises $1.0 million or more in a Qualified Equity

Financing, with a conversion price equal to the lessor of (i) a 17.5% discount or (ii) a valuation cap of $5.0 million.

(3) $187,000 in promissory notes. These promissory notes bear pay-in-kind interest of 4.00% per year and convert to equity when the Company raises $1.0 million or more in a Qualified Equity Financing, with a conversion price equal to the lessor of (i) a 17.5% discount or (ii) a valuation cap of $11.0 million.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers and directors.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 1,000 shares of our common stock with par value of $10.00. As of December 31, 2018 the company has currently issued 1,000 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Neil Rothenberg, Principal Executive Officer of Paygevity, Inc., hereby certify that the Financial Statements of Paygevity, Inc. included in this report are true and complete in all material respects.



Neil Rothenberg

Chief Executive Officer